Form 5
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

ANNUAL STATEMENT OF CHANGES
BENEFICIAL OWNERSHIP

 Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
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[ ]	Form 3 Holdings Reported
[ ]	Form 4 Transactions Reported
1. Name and Address of Reporting Person* Agee, Kenneth L.	2. Issuer Name and Ticker or Trading Symbol Syntroleum Corporation (SYNM)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) ___ Director _X_ 10% Owner _X_ Officer (give title below) ___ Other (specify below) Chairman/CEO
(Last) (First) (Middle) 1350 S. Boulder, Ste. 1100	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Year 07/25/2002
(Street) Tulsa, OK 74119		5. If Amendment, Date of Original (Month/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) _X_ Form filed by One Reporting Person ___ Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/ Day/ Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at end of Issuer's Fiscal Year (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock	07/25/2002	07/25/2002	U 1		12,000	D			D
Common Stock	07/25/2002	07/25/2002	U 2		12,000	D			D
Common Stock	07/25/2002	07/25/2002	U 3		12,000	D			D
Common Stock	07/25/2002	07/25/2002	U 4		12,000	D		4,771,675	D
Common Stock	01/01/2002	01/01/2002	U		21,028	D		0	I	by Daughter 1(5)
Common Stock	07/25/2002	07/25/2002	U		12,000	A		33,028	I	by Daughter 2 (3)
Common Stock	07/25/2002	07/25/2002	U		12,000	A		33,028	I	by Son (4)
* If the form is filed by more than one reporting person, see instruction 4(b)(v).	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.	(Over) SEC 2270 (9-02)
FORM 5 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr.3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of(D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Year (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares

Explanation of Responses:

(1) On July 25, 2002, Mr. Agee and his wife made a gift of these shares to their daughter who is of majority age and does not reside in the reporting person's household.
(2) On July 25, 2002, Mr.Agee and his wife made a gift of these shares to their son-in-law who is of majority age and does not reside in the reporting person's household.
(3) On July 25, 2002, Mr. Agee and his wife made a gift of these shares to their minor daughter who resides in the reporting person's household.
(4) On July 25, 2002, Mr. Agee and his wife made a gift of these shares to their minor son who resides in the reporting person's household.
(5) The reporting person no longer has a beneficial interest in 21,028 shares of issuer common stock owned by one of his two daughters and included in the reporting person's prior ownership interest.

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	/s/ Kenneth L. Agee **Signature of Reporting Person Kenneth L. Agee	02/14/2003 Date
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